UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)*

WORLD HEART CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

980905301
(CUSIP Number)

Attention: General Counsel
Venrock Associates V, L.P.
Venrock Entrepreneurs Fund V, L.P.
Venrock Partners V, L.P.
Venrock Management V, LLC
VEF Management V, LLC
Venrock Partners Management V, LLC
3340 Hillview Avenue
Palo Alto, California 94304

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	980905301	Page	1	of	14

NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES V, L.P.
1
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
41-2236453

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
2
(a) ☑[1]
(b) ☐

SEC USE ONLY:
3

SOURCE OF FUNDS (SEE INSTRUCTIONS):
4
OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION:
6
Delaware

SOLE VOTING POWER:
7
NUMBER OF	0
SHARES
BENEFICIALLY	SHARED VOTING POWER:
OWNED BY	8
EACH	4,831,716 shares of Common Stock[2]
REPORTING
PERSON	SOLE DISPOSITIVE POWER:
WITH	9
0

SHARED DISPOSITIVE POWER:
10
4,831,716 shares of Common Stock[2]

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11
4,831,716 shares of Common Stock[2]

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
31.2%[3]

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14
PN

[1]
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (collectively, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC and Venrock Partners Management V, LLC (collectively, the “Venrock GPs”), are members of a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) for purposes of this Schedule 13D/A.  While the Venrock Entities purchased shares of common stock, par value $0.001 per share (“Common Stock”), of World Heart Corporation, a Delaware corporation (the “Issuer”) and (ii) warrants (“Warrants”) exercisable to purchase additional shares of Common Stock (“Warrant Shares”) simultaneously with issuances by the Issuer of shares of Common Stock and Warrants to other investors, including Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., New Leaf Ventures II, L.P, SRB Greenway Opportunity Fund, L.P., SRB Greenway Opportunity Fund (QP), L.P., Cougar Trading LLC, Iroquois Master Fund Ltd., OSGOOD FAMILY TRUST UAD 4/14/2000 and Solar Group S.A. (such other investors collectively, the “Other Investors”), pursuant to that certain Securities Purchase Agreement dated as of January 21, 2010, by and among the Issuer, the Venrock Entities and the Other Investors (the “Purchase Agreement”), the Venrock Entities and the Venrock GPs expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with any of the Other Investors.

[2]
As described in Item 5 below, pursuant to the terms of the Purchase Agreement, (i) Venrock Associates V, L.P. acquired 350,408 shares of Common Stock and Warrants exercisable to purchase 700,816 Warrant Shares, (ii) Venrock Entrepreneurs Fund V, L.P. acquired 8,233 shares of Common Stock and Warrants exercisable to purchase 16,466 Warrant Shares and (iii) Venrock Partners V, L.P. acquired 29,709 shares of Common Stock and Warrants exercisable to purchase 59,418 Warrant Shares.  In addition, as described in Item 5 below, Venrock Associates V, L.P. is the record owner of 3,308,433 shares of Common Stock, Venrock Entrepreneurs Fund V, L.P. is the record owner of 77,733 shares of Common Stock and Venrock Partners V, L.P. is the record owner of 280,500 shares of Common Stock, all of which shares were previously purchased by the applicable Venrock Entity pursuant to that certain Recapitalization Agreement dated as of June 20, 2008, as amended on July 31, 2008, by and among the Issuer, World Heart, Inc., the Venrock Entities and the other parties named therein and were the results of the adjustment for the one-for-thirty reverse stock split completed by the Issuer on October 27, 2008, as previously reported in the Issuer’s Current Report on Form 8-K filed on October 31, 2008.  Collectively, the Venrock Entities are the record owners of 4,055,016 shares of Common Stock and warrants exercisable to purchase 776,700 Warrant Shares.

[3]
This percentage is calculated based upon 15,507,723 outstanding shares of Common Stock of the Issuer, (i) comprised of (A) 13,312,297 shares of Common Stock outstanding on November 5, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and (B) 1,418,726 shares of Common Stock issued by the Issuer to the Venrock Entities and the Other Investors pursuant to the Purchase Agreement, and (ii) taking into account the 776,700 Warrant Shares issuable upon exercise of the Warrants purchased by the Venrock Entities, but not taking into account the Warrant Shares issuable upon exercise of the Warrants purchased by the Other Investors.

CUSIP No.	980905301	Page	2	of	14

NAMES OF REPORTING PERSONS: VENROCK ENTREPRENEURS FUND V, L.P.
1
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

20-8536980

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
2
(a) ☑[1]
(b) ☐
SEC USE ONLY:
3

SOURCE OF FUNDS (SEE INSTRUCTIONS):
4
OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION:
6
Delaware

SOLE VOTING POWER:
7
0
NUMBER OF
SHARES	SHARED VOTING POWER:
BENEFICIALLY	8
OWNED BY	4,831,716 shares of Common Stock[2]
EACH
REPORTING	SOLE DISPOSITIVE POWER:
PERSON	9
WITH	0

SHARED DISPOSITIVE POWER:
10
4,831,716 shares of Common Stock[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,831,716 shares of Common Stock[2]

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
31.2%[3]

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14
PN

[1]
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (collectively, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC and Venrock Partners Management V, LLC (collectively, the “Venrock GPs”), are members of a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) for purposes of this Schedule 13D/A.  While the Venrock Entities purchased shares of common stock, par value $0.001 per share (“Common Stock”), of World Heart Corporation, a Delaware corporation (the “Issuer”) and (ii) warrants (“Warrants”) exercisable to purchase additional shares of Common Stock (“Warrant Shares”) simultaneously with issuances by the Issuer of shares of Common Stock and Warrants to other investors, including Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., New Leaf Ventures II, L.P, SRB Greenway Opportunity Fund, L.P., SRB Greenway Opportunity Fund (QP), L.P., Cougar Trading LLC, Iroquois Master Fund Ltd., OSGOOD FAMILY TRUST UAD 4/14/2000 and Solar Group S.A. (such other investors collectively, the “Other Investors”), pursuant to that certain Securities Purchase Agreement dated as of January 21, 2010, by and among the Issuer, the Venrock Entities and the Other Investors (the “Purchase Agreement”), the Venrock Entities and the Venrock GPs expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with any of the Other Investors.

[2]
As described in Item 5 below, pursuant to the terms of the Purchase Agreement, (i) Venrock Associates V, L.P. acquired 350,408 shares of Common Stock and Warrants exercisable to purchase 700,816 Warrant Shares, (ii) Venrock Entrepreneurs Fund V, L.P. acquired 8,233 shares of Common Stock and Warrants exercisable to purchase 16,466 Warrant Shares and (iii) Venrock Partners V, L.P. acquired 29,709 shares of Common Stock and Warrants exercisable to purchase 59,418 Warrant Shares.  In addition, as described in Item 5 below, Venrock Associates V, L.P. is the record owner of 3,308,433 shares of Common Stock, Venrock Entrepreneurs Fund V, L.P. is the record owner of 77,733 shares of Common Stock and Venrock Partners V, L.P. is the record owner of 280,500 shares of Common Stock, all of which shares were previously purchased by the applicable Venrock Entity pursuant to that certain Recapitalization Agreement dated as of June 20, 2008, as amended on July 31, 2008, by and among the Issuer, World Heart, Inc., the Venrock Entities and the other parties named therein and were the results of the adjustment for the one-for-thirty reverse stock split completed by the Issuer on October 27, 2008, as previously reported in the Issuer’s Current Report on Form 8-K filed on October 31, 2008.  Collectively, the Venrock Entities are the record owners of 4,055,016 shares of Common Stock and warrants exercisable to purchase 776,700 Warrant Shares.

[3]
This percentage is calculated based upon 15,507,723 outstanding shares of Common Stock of the Issuer, (i) comprised of (A) 13,312,297 shares of Common Stock outstanding on November 5, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and (B) 1,418,726 shares of Common Stock issued by the Issuer to the Venrock Entities and the Other Investors pursuant to the Purchase Agreement, and (ii) taking into account the 776,700 Warrant Shares issuable upon exercise of the Warrants purchased by the Venrock Entities, but not taking into account the Warrant Shares issuable upon exercise of the Warrants purchased by the Other Investors.

CUSIP No.	980905301	Page	3	of	14

1	NAMES OF REPORTING PERSONS: VENROCK PARTNERS V, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-8536996

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
2
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

7	SOLE VOTING POWER:

0
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	4,831,716 shares of Common Stock[2]
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH	0

10	SHARED DISPOSITIVE POWER:

4,831,716 shares of Common Stock[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,831,716 shares of Common Stock[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

[1]
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (collectively, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC and Venrock Partners Management V, LLC (collectively, the “Venrock GPs”), are members of a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) for purposes of this Schedule 13D/A.  While the Venrock Entities purchased shares of common stock, par value $0.001 per share (“Common Stock”), of World Heart Corporation, a Delaware corporation (the “Issuer”) and (ii) warrants (“Warrants”) exercisable to purchase additional shares of Common Stock (“Warrant Shares”) simultaneously with issuances by the Issuer of shares of Common Stock and Warrants to other investors, including Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., New Leaf Ventures II, L.P, SRB Greenway Opportunity Fund, L.P., SRB Greenway Opportunity Fund (QP), L.P., Cougar Trading LLC, Iroquois Master Fund Ltd., OSGOOD FAMILY TRUST UAD 4/14/2000 and Solar Group S.A. (such other investors collectively, the “Other Investors”), pursuant to that certain Securities Purchase Agreement dated as of January 21, 2010, by and among the Issuer, the Venrock Entities and the Other Investors (the “Purchase Agreement”), the Venrock Entities and the Venrock GPs expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with any of the Other Investors.

[2]
As described in Item 5 below, pursuant to the terms of the Purchase Agreement, (i) Venrock Associates V, L.P. acquired 350,408 shares of Common Stock and Warrants exercisable to purchase 700,816 Warrant Shares, (ii) Venrock Entrepreneurs Fund V, L.P. acquired 8,233 shares of Common Stock and Warrants exercisable to purchase 16,466 Warrant Shares and (iii) Venrock Partners V, L.P. acquired 29,709 shares of Common Stock and Warrants exercisable to purchase 59,418 Warrant Shares.  In addition, as described in Item 5 below, Venrock Associates V, L.P. is the record owner of 3,308,433 shares of Common Stock, Venrock Entrepreneurs Fund V, L.P. is the record owner of 77,733 shares of Common Stock and Venrock Partners V, L.P. is the record owner of 280,500 shares of Common Stock, all of which shares were previously purchased by the applicable Venrock Entity pursuant to that certain Recapitalization Agreement dated as of June 20, 2008, as amended on July 31, 2008, by and among the Issuer, World Heart, Inc., the Venrock Entities and the other parties named therein and were the results of the adjustment for the one-for-thirty reverse stock split completed by the Issuer on October 27, 2008, as previously reported in the Issuer’s Current Report on Form 8-K filed on October 31, 2008.  Collectively, the Venrock Entities are the record owners of 4,055,016 shares of Common Stock and warrants exercisable to purchase 776,700 Warrant Shares.

[3]
This percentage is calculated based upon 15,507,723 outstanding shares of Common Stock of the Issuer, (i) comprised of (A) 13,312,297 shares of Common Stock outstanding on November 5, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and (B) 1,418,726 shares of Common Stock issued by the Issuer to the Venrock Entities and the Other Investors pursuant to the Purchase Agreement, and (ii) taking into account the 776,700 Warrant Shares issuable upon exercise of the Warrants purchased by the Venrock Entities, but not taking into account the Warrant Shares issuable upon exercise of the Warrants purchased by the Other Investors.

CUSIP No.	980905301	Page	4	of	14

1	NAMES OF REPORTING PERSONS: VENROCK MANAGEMENT V, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

65-1302169

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

0
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,831,716 shares of Common Stock[2]
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER:

4,831,716 shares of Common Stock[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,831,716 shares of Common Stock[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (collectively, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC and Venrock Partners Management V, LLC (collectively, the “Venrock GPs”), are members of a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) for purposes of this Schedule 13D/A.  While the Venrock Entities purchased shares of common stock, par value $0.001 per share (“Common Stock”), of World Heart Corporation, a Delaware corporation (the “Issuer”) and (ii) warrants (“Warrants”) exercisable to purchase additional shares of Common Stock (“Warrant Shares”) simultaneously with issuances by the Issuer of shares of Common Stock and Warrants to other investors, including Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., New Leaf Ventures II, L.P, SRB Greenway Opportunity Fund, L.P., SRB Greenway Opportunity Fund (QP), L.P., Cougar Trading LLC, Iroquois Master Fund Ltd., OSGOOD FAMILY TRUST UAD 4/14/2000 and Solar Group S.A. (such other investors collectively, the “Other Investors”), pursuant to that certain Securities Purchase Agreement dated as of January 21, 2010, by and among the Issuer, the Venrock Entities and the Other Investors (the “Purchase Agreement”), the Venrock Entities and the Venrock GPs expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with any of the Other Investors.

[2]
As described in Item 5 below, pursuant to the terms of the Purchase Agreement, (i) Venrock Associates V, L.P. acquired 350,408 shares of Common Stock and Warrants exercisable to purchase 700,816 Warrant Shares, (ii) Venrock Entrepreneurs Fund V, L.P. acquired 8,233 shares of Common Stock and Warrants exercisable to purchase 16,466 Warrant Shares and (iii) Venrock Partners V, L.P. acquired 29,709 shares of Common Stock and Warrants exercisable to purchase 59,418 Warrant Shares.  In addition, as described in Item 5 below, Venrock Associates V, L.P. is the record owner of 3,308,433 shares of Common Stock, Venrock Entrepreneurs Fund V, L.P. is the record owner of 77,733 shares of Common Stock and Venrock Partners V, L.P. is the record owner of 280,500 shares of Common Stock, all of which shares were previously purchased by the applicable Venrock Entity pursuant to that certain Recapitalization Agreement dated as of June 20, 2008, as amended on July 31, 2008, by and among the Issuer, World Heart, Inc., the Venrock Entities and the other parties named therein and were the results of the adjustment for the one-for-thirty reverse stock split completed by the Issuer on October 27, 2008, as previously reported in the Issuer’s Current Report on Form 8-K filed on October 31, 2008.  Collectively, the Venrock Entities are the record owners of 4,055,016 shares of Common Stock and warrants exercisable to purchase 776,700 Warrant Shares.

[3]
This percentage is calculated based upon 15,507,723 outstanding shares of Common Stock of the Issuer, (i) comprised of (A) 13,312,297 shares of Common Stock outstanding on November 5, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and (B) 1,418,726 shares of Common Stock issued by the Issuer to the Venrock Entities and the Other Investors pursuant to the Purchase Agreement, and (ii) taking into account the 776,700 Warrant Shares issuable upon exercise of the Warrants purchased by the Venrock Entities, but not taking into account the Warrant Shares issuable upon exercise of the Warrants purchased by the Other Investors.

CUSIP No.	980905301	Page	5	of	14

1	NAMES OF REPORTING PERSONS: VEF MANAGEMENT V, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-8536953

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

7	SOLE VOTING POWER:

0
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	4,831,716 shares of Common Stock[2]
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH	0

10	SHARED DISPOSITIVE POWER:

4,831,716 shares of Common Stock[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,831,716 shares of Common Stock[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (collectively, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC and Venrock Partners Management V, LLC (collectively, the “Venrock GPs”), are members of a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) for purposes of this Schedule 13D/A.  While the Venrock Entities purchased shares of common stock, par value $0.001 per share (“Common Stock”), of World Heart Corporation, a Delaware corporation (the “Issuer”) and (ii) warrants (“Warrants”) exercisable to purchase additional shares of Common Stock (“Warrant Shares”) simultaneously with issuances by the Issuer of shares of Common Stock and Warrants to other investors, including Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., New Leaf Ventures II, L.P, SRB Greenway Opportunity Fund, L.P., SRB Greenway Opportunity Fund (QP), L.P., Cougar Trading LLC, Iroquois Master Fund Ltd., OSGOOD FAMILY TRUST UAD 4/14/2000 and Solar Group S.A. (such other investors collectively, the “Other Investors”), pursuant to that certain Securities Purchase Agreement dated as of January 21, 2010, by and among the Issuer, the Venrock Entities and the Other Investors (the “Purchase Agreement”), the Venrock Entities and the Venrock GPs expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with any of the Other Investors.

[2]
As described in Item 5 below, pursuant to the terms of the Purchase Agreement, (i) Venrock Associates V, L.P. acquired 350,408 shares of Common Stock and Warrants exercisable to purchase 700,816 Warrant Shares, (ii) Venrock Entrepreneurs Fund V, L.P. acquired 8,233 shares of Common Stock and Warrants exercisable to purchase 16,466 Warrant Shares and (iii) Venrock Partners V, L.P. acquired 29,709 shares of Common Stock and Warrants exercisable to purchase 59,418 Warrant Shares.  In addition, as described in Item 5 below, Venrock Associates V, L.P. is the record owner of 3,308,433 shares of Common Stock, Venrock Entrepreneurs Fund V, L.P. is the record owner of 77,733 shares of Common Stock and Venrock Partners V, L.P. is the record owner of 280,500 shares of Common Stock, all of which shares were previously purchased by the applicable Venrock Entity pursuant to that certain Recapitalization Agreement dated as of June 20, 2008, as amended on July 31, 2008, by and among the Issuer, World Heart, Inc., the Venrock Entities and the other parties named therein and were the results of the adjustment for the one-for-thirty reverse stock split completed by the Issuer on October 27, 2008, as previously reported in the Issuer’s Current Report on Form 8-K filed on October 31, 2008.  Collectively, the Venrock Entities are the record owners of 4,055,016 shares of Common Stock and warrants exercisable to purchase 776,700 Warrant Shares.

[3]
This percentage is calculated based upon 15,507,723 outstanding shares of Common Stock of the Issuer, (i) comprised of (A) 13,312,297 shares of Common Stock outstanding on November 5, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and (B) 1,418,726 shares of Common Stock issued by the Issuer to the Venrock Entities and the Other Investors pursuant to the Purchase Agreement, and (ii) taking into account the 776,700 Warrant Shares issuable upon exercise of the Warrants purchased by the Venrock Entities, but not taking into account the Warrant Shares issuable upon exercise of the Warrants purchased by the Other Investors.

CUSIP No.	980905301	Page	6	of	14

1	NAMES OF REPORTING PERSONS: VENROCK PARTNERS MANAGEMENT V, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-8536970

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
2
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

7	SOLE VOTING POWER:

0
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	4,831,716 shares of Common Stock[2]
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH	0

10	SHARED DISPOSITIVE POWER:

4,831,716 shares of Common Stock[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,831,716 shares of Common Stock[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (collectively, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC and Venrock Partners Management V, LLC (collectively, the “Venrock GPs”), are members of a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) for purposes of this Schedule 13D/A.  While the Venrock Entities purchased shares of common stock, par value $0.001 per share (“Common Stock”), of World Heart Corporation, a Delaware corporation (the “Issuer”) and (ii) warrants (“Warrants”) exercisable to purchase additional shares of Common Stock (“Warrant Shares”) simultaneously with issuances by the Issuer of shares of Common Stock and Warrants to other investors, including Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., New Leaf Ventures II, L.P, SRB Greenway Opportunity Fund, L.P., SRB Greenway Opportunity Fund (QP), L.P., Cougar Trading LLC, Iroquois Master Fund Ltd., OSGOOD FAMILY TRUST UAD 4/14/2000 and Solar Group S.A. (such other investors collectively, the “Other Investors”), pursuant to that certain Securities Purchase Agreement dated as of January 21, 2010, by and among the Issuer, the Venrock Entities and the Other Investors (the “Purchase Agreement”), the Venrock Entities and the Venrock GPs expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with any of the Other Investors.

[2]
As described in Item 5 below, pursuant to the terms of the Purchase Agreement, (i) Venrock Associates V, L.P. acquired 350,408 shares of Common Stock and Warrants exercisable to purchase 700,816 Warrant Shares, (ii) Venrock Entrepreneurs Fund V, L.P. acquired 8,233 shares of Common Stock and Warrants exercisable to purchase 16,466 Warrant Shares and (iii) Venrock Partners V, L.P. acquired 29,709 shares of Common Stock and Warrants exercisable to purchase 59,418 Warrant Shares.  In addition, as described in Item 5 below, Venrock Associates V, L.P. is the record owner of 3,308,433 shares of Common Stock, Venrock Entrepreneurs Fund V, L.P. is the record owner of 77,733 shares of Common Stock and Venrock Partners V, L.P. is the record owner of 280,500 shares of Common Stock, all of which shares were previously purchased by the applicable Venrock Entity pursuant to that certain Recapitalization Agreement dated as of June 20, 2008, as amended on July 31, 2008, by and among the Issuer, World Heart, Inc., the Venrock Entities and the other parties named therein and were the results of the adjustment for the one-for-thirty reverse stock split completed by the Issuer on October 27, 2008, as previously reported in the Issuer’s Current Report on Form 8-K filed on October 31, 2008.  Collectively, the Venrock Entities are the record owners of 4,055,016 shares of Common Stock and warrants exercisable to purchase 776,700 Warrant Shares.

[3]
This percentage is calculated based upon 15,507,723 outstanding shares of Common Stock of the Issuer, (i) comprised of (A) 13,312,297 shares of Common Stock outstanding on November 5, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and (B) 1,418,726 shares of Common Stock issued by the Issuer to the Venrock Entities and the Other Investors pursuant to the Purchase Agreement, and (ii) taking into account the 776,700 Warrant Shares issuable upon exercise of the Warrants purchased by the Venrock Entities, but not taking into account the Warrant Shares issuable upon exercise of the Warrants purchased by the Other Investors.

CUSIP No.	980905301	Page	7	of	14

This Schedule 13D/A (this “Schedule 13D/A”) constitutes an amendment to the Schedule 13D (the “Schedule 13D”) previously filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on October 30, 2008.  This Schedule 13D/A is being filed by the undersigned to report the acquisition by the Venrock Entities (as defined below) of shares of common stock of World Heart Corporation, a Delaware corporation (the “Issuer” or “World Heart”), and warrants exercisable to purchase shares of common stock, as described in Item 3 below.  The Schedule 13D is amended as follows and, except as otherwise provided herein, all items of the Schedule 13D, as amended, remain unchanged.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”).  The principal executive offices of the Issuer are located at 4750 Wiley Post Way, Suite 120, Salk Lake City, Utah.

Item 2. Identity and Background.

(a)
This Schedule 13D is filed by Venrock Associates V, L.P., Venrock Entrepeneurs Fund V, L.P. and Venrock Partners V, L.P., each a Delaware limited partnership (the “Venrock Entities”), and Venrock Management V, LLC, VEF Management V, LLC and Venrock Partners Management V, LLC, each a Delaware limited liability company (the “Venrock GPs”).

(b)	The address of the principal place of business of each of the Venrock Entities and Venrock GPs is 3340 Hillview Avenue, Palo Alto, California 94304.

(c)	The principal business of each of the Venrock Entities and Venrock GPs is a venture capital investment business.

(d)
During the last five years, none of the Venrock Entities, Venrock GPs or, to the knowledge of the Venrock Entities and Venrock GPs, any of the persons listed on Schedule 1 hereto (the “Listed Persons”) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Venrock Entities, Venrock GPs or, to the knowledge of the Venrock Entities and Venrock GPs, the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Venrock Entity, Venrock GP or Listed Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Venrock Entities is a Delaware limited partnership and each of the Venrock GPs is a Delaware limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each person controlling the general partners of the Venrock Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (i.e., the Listed Persons) and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

The Venrock Entities and the Venrock GPs are filing this Schedule 13D/A to report the acquisition of additional shares of Common Stock and warrants exercisable to purchase shares of Common Stock by the Venrock Entities in a private placement by the Issuer (the “2010 Offering”), pursuant to that certain Securities Purchase Agreement dated as of January 21, 2010, by and among the Issuer, the Venrock Entities and the other investors named therein, including Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., New Leaf Ventures II, L.P, SRB Greenway Opportunity Fund, L.P., SRB Greenway Opportunity Fund (QP), L.P., Cougar Trading LLC, Iroquois Master Fund Ltd., OSGOOD FAMILY TRUST UAD 4/14/2000 and Solar Group S.A. (such other investors collectively, the “Other Investors”).  The closing of the 2010 Offering occurred on January 26, 2010 (the “Closing Date”).

On the Closing Date, pursuant to the terms of the Purchase Agreement, the Venrock Entities purchased, in the aggregate, (i) 388,350 shares of Common Stock, (ii) warrants (the “15-Month Warrants”) exercisable until April 26, 2011, to purchase up to 388,350 Shares of Common Stock (the “15-Month Warrant Shares”), and (ii) warrants (the “Five-Year Warrants” and collectively with the 15-Month Warrants, the “Warrants”) exercisable until January 26, 2015, to purchase up to 388,350 shares of Common Stock (the “Five-Year Warrant Shares” and collectively with the 15-Month Warrant Shares, the “Warrant Shares”).  Each of the Warrants is exercisable at an exercise price of $4.90 per Warrant Share.  The per unit purchase price was $5.15 under the Purchase Agreement, with each unit comprised of one share of Common Stock, one 15-Month Warrant to purchase one share of Common Stock and one Five-Year Warrant to purchase one share of Common Stock.

Prior to the acquisition of securities pursuant to the Purchase Agreement, the Venrock Entities and the Venrock GPs held 3,666,666 shares of Common Stock.

CUSIP No.	980905301	Page	8	of	14

The funds used by the Venrock Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the Venrock Entities.

References to and descriptions of the transactions as set forth in this Item 3 are qualified in their entirety by reference to the Purchase Agreement, the form of Five-Year Warrant and the form of 15-Month Warrant, which were filed as Exhibit 10.1, Exhibit 4.5 and Exhibit 4.6, respectively, to the Issuer’s Current Report on Form 8-K filed with the SEC on January 22, 2010, and are incorporated by reference in their entirety in this Item 3.

Item 4. Purpose of Transaction.

The Venrock Entities agreed to purchase the shares of Common Stock and the Warrants for investment purposes.  Except as set forth herein and except that the Venrock Entities, the Venrock GPs or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of shares of Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D/A, none of the Venrock Entities, the Venrock GPs or, to the knowledge of the Venrock Entities and the Venrock GPs, the Listed Persons has any present plans which relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the issuer;

(f)
any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The Venrock Entities and the Venrock GPs are members of a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) for purposes of this Schedule 13D/A.

(a) As of the Closing Date, each Venrock Entity is the record owner of the shares of Common Stock and Warrants exercisable to purchase Warrant Shares as set forth in the following chart.  Collectively, the Venrock Entities are the record owners of 4,055,016 shares of Common Stock and Warrants exercisable to purchase 776,700 Warrant Shares.

Venrock Entity	Common Stock Purchased in 2008 Offering*	Common Stock Purchased in 2010 Offering	Total Common Shares	15-Month Warrant Shares	Five-Year Warrant Shares	Total Warrant Shares

Venrock Associates V, L.P.	3,308,433	350,408	3,658,841	350,408	350,408	700,816
Venrock Entrepreneurs Fund V, L.P.	77,733	8,233	85,966	8,233	8,233	16,466
Venrock Partners V, L.P.	280,500	29,709	310,209	29,709	29,709	59,418
Total	3,666,666	388,350	4,055,016	388,350	388,350	776,700
* The number of shares of Common Stock are the results of adjustments from the numbers of shares of Common Stock originally purchased by the Venrock Entities pursuant to that certain Recapitalization Agreement dated as of June 20, 2008, as amended July 31, 2008, by and among the Issuer, the Venrock Entities and the other parties named therein, in connection with the one-for-thirty reverse stock split completed by the Issuer on October 27, 2008, as previously reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 31, 2008.

CUSIP No.	980905301	Page	9	of	14

As the general partners of the Venrock Entities, the Venrock GPs may be deemed to beneficially own all of the 4,055,016 shares of Common Stock and the Warrants exercisable to purchase all of the 776,700 Warrant Shares.

Each of the Venrock Entities, the Venrock GPs and the Listed Persons may be deemed to beneficially own 31.2% of the issued and outstanding shares of Common Stock of the Issuer, which percentage is calculated based on 15,507,723 outstanding shares of Common Stock of the Issuer, (i) comprised of (A) 13,312,297 shares of Common Stock outstanding on November 5, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and (B) 1,418,726 shares of Common Stock issued by the Issuer to the Venrock Entities and the Other Investors pursuant to the Purchase Agreement, and (ii) taking into account the 776,700 Warrant Shares issuable upon exercise of the Warrants purchased by the Venrock Entities, but not taking into account the Warrant Shares issuable upon exercise of the Warrants purchased by the Other Investors.

(b) Each of the Venrock Entities and Venrock GPs has sole power to vote or to direct the vote of no Common Shares, sole power to dispose or to direct the disposition of no Common Shares, shared power to vote or to direct the vote of 4,055,016 Common Shares and 776,700 Warrant Shares issuable upon exercise of the Warrants, and shared power to dispose or to direct the disposition of 4,055,016 Common Shares and 776,700 Warrant Shares issuable upon exercise of the Warrants.

(c) Except as described herein, neither the Venrock Entities, the Venrock GPs nor, to the knowledge of the Venrock Entities and the Venrock GPs, any of the Listed Persons has effected any transactions in the shares of Common Stock during the past 60 days.

(d) No other person is known by the Venrock Entities and the Venrock GPs to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities and the Venrock GPs.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

Pursuant to the Purchase Agreement, the Issuer issued 1,418,726 shares of Common Stock for an aggregate purchase price of approximately $7.3 million and Warrants to purchase up to 2,837,452 Warrant Shares.  On the Closing Date, the Venrock Entities purchased an aggregate of 388,350 shares of Common Stock and Warrants to purchase up to 776,700 Warrant Shares, at a purchase price of $5.15 per unit for total consideration of $2,000,002.50, pursuant to the terms of the Purchase Agreement.

Under the terms of the Purchase Agreement, the Warrants purchased by the Venrock Entities on the Closing Date were comprised of (i) 15-Month Warrants exercisable until Apri1 26, 2011, to purchase up to 388,350 Warrant Shares and (ii) Five-Year Warrants exercisable until January 26, 2010 to purchase up to 388,350 Warrant Shares.  Each of the Warrants is exercisable at an exercise price of $4.90 per Warrant Share.  Each of the Warrants may be exercised in cash or may be “net exercised”, subject to certain restrictions.  The net exercise provision allows the Venrock Entities to receive Warrant Shares equal to the value of the Warrants without paying the exercise price in cash, but rather by surrendering the number of shares of Common Stock underlying the Warrants having a fair value per share equal to, so long as shares of Common Stock of the Issuer trade on a securities exchange or trading market, the last trade price for a share of Common Stock on the principal securities exchange or trading market for such security, as reported by Bloomberg Financial Markets, or, if such exchange or trading market begins to operate on an extended hours basis and does not designate the last trade price, then the last trade price of such security prior to 4:00 P.M., New York City time.  In addition, the exercise price of and the number of Warrant Shares issuable under the Warrants are subject to customary adjustments in certain events, including stock dividends, splits and combinations, reorganizations or reclassifications of the Issuer’s securities, mergers or consolidations and other distributions payable in securities of the Issuer.

In connection with the Purchase Agreement, the Issuer also entered into a Registration Rights Agreement dated as of January 26, 2010 (the “Registration Rights Agreement”), with the Venrock Entities and the Other Investors.  Pursuant to the Registration Rights Agreement, promptly following the Closing Date but no later than the 60th calendar day following the Closing Date (the “Filing Deadline”), the Issuer is required, at its expense, to file with the SEC a registration statement with respect to the resale of (i) the shares of Common Stock issued pursuant to the Purchase Agreement and (ii) any other securities issued or issuable with respect to or in exchange for Registrable Securities (as defined in the Registration Rights Agreement).  The Issuer is required to use commercially reasonable best efforts to have the registration statement declared effective as soon as practicable.  In addition, the Venrock Entities may participate in certain registration statements filed by the Issuer in the event that a registration statement as described above is not effective in relation to any Registrable Securities.  If the registration statement covering the Registrable Securities (a) is not filed by the Filing Deadline, (b) is not declared effective prior to the earliest of (i) five (5) business days after the SEC shall have informed the Issuer that no review of the registration statement will be made or that the SEC has no further comments on the registration statement, (ii) the 90th day after the Filing Deadline, or (c) after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such registration statement for any reason (including, without limitation, by reason of a stop order, or the Issuer’s failure to update the registration statement), the Issuer is required to pay each of the Venrock Entities and the Other Investors a cash payment as liquidated damages and not as a penalty.  This cash payment is calculated as $0.001 multiplied by the number of Registrable Securities held by such investor for each 30-day period of a registration default event described in (a), (b) or (c) above.

CUSIP No.	980905301	Page	10	of	14

Other than as described in this Schedule 13D/A, to the knowledge of the Venrock Entities and the Venrock GPs, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the Schedule 13D/A, which remain unchanged, and between such persons and any person with respect to any securities of the Issuer.

References to and descriptions of the transactions as set forth in this Item 6 are qualified in their entirety by reference to the Purchase Agreement, the Registration Rights Agreement, the form of Five-Year Warrant and the form of 15-Month Warrant, which are filed as Exhibit 10.1, Exhibit 10.2, Exhibit 4.5 and Exhibit 4.6, respectively, to the Issuer’s Current Report on Form 8-K filed with the SEC on January 22, 2010, and are incorporated by reference in their entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits.

A. Securities Purchase Agreement dated January 21, 2010, by and among World Heart Corporation and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 22, 2010).

B. Registration Rights Agreement dated January 26, 2010, by and among by and among World Heart Corporation and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 22, 2010).

C. Form of Five-Year Warrant (incorporated by reference to Exhibit 4.5 of the Issuer’s Current Report on Form 8-K filed on January 22, 2010).

D. Form of 15-Month Warrant (incorporated by reference to Exhibit 4.6 of the Issuer’s Current Report on Form 8-K filed on January 22, 2010).

E. Agreement regarding filing of joint Schedule 13D/A.

CUSIP No.	980905301	Page	11	of	14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2010

VENROCK PARTNERS V, L.P. By: Venrock Partners Management V, LLC Its: General Partner

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK ASSOCIATES V, L.P. By: Venrock Management V, LLC Its: General Partner

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND V, L.P. By: VEF Management V, LLC Its: General Partner

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK PARTNERS MANAGEMENT V, LCC By: Its:

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK MANAGEMENT V, LCC By: Its:

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VEF MANAGEMENT V, LLC By: Its:

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

CUSIP No.	980905301	Page	12	of	14

SCHEDULE 1

Members

Brian D. Ascher
c/o Venrock
3340 Hillview Avenue
Palo Alto, California 94304
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Michael C. Brooks
c/o Venrock
530 Fifth Avenue, 22nd Floor
New York, New York  10036
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Anthony B. Evnin
c/o Venrock
530 Fifth Avenue, 22nd Floor
New York, New York  10036
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Anders D. Hove
c/o Venrock
530 Fifth Avenue, 22nd Floor
New York, New York  10036
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Bryan E. Roberts
c/o Venrock
3340 Hillview Avenue
Palo Alto, California 94304
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Ray A. Rothrock
c/o Venrock
3340 Hillview Avenue
Palo Alto, California 94304
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Michael F. Tyrrell
c/o Venrock
55 Cambridge Parkway, Suite 100
Cambridge, MA  02142
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

CUSIP No.	980905301	Page	13	of	14

EXHIBIT INDEX

A. Securities Purchase Agreement dated January 21, 2010, by and among World Heart Corporation and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 22, 2010).

B. Registration Rights Agreement dated January 26, 2010, by and among by and among World Heart Corporation and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 22, 2010).

C. Forms of Five-Year Warrant (incorporated by reference to Exhibit 4.5 of the Issuer’s Current Report on Form 8-K filed on January 22, 2010).

D. Forms of 15-Month Warrant (incorporated by reference to Exhibit 4.6 of the Issuer’s Current Report on Form 8-K filed on January 22, 2010).

E. Agreement regarding filing of joint Schedule 13D/A.

CUSIP No.	980905301	Page	14	of	14

Exhibit E

AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D/A is being filed on behalf of each of the undersigned.

Dated: February 25, 2010

VENROCK PARTNERS V, L.P. By: Venrock Partners Management V, LLC Its: General Partner

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK ASSOCIATES V, L.P. By: Venrock Management V, LLC Its: General Partner

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND V, L.P. By: VEF Management V, LLC Its: General Partner

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK PARTNERS MANAGEMENT V, LCC By: Its:

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK MANAGEMENT V, LCC By: Its:

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory or Member

VEF MANAGEMENT V, LLC By: Its:

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory or Member